BREITBURN ENERGY PARTNERS L.P.
515 South Flower Street, Suite 4800
Los Angeles, CA 90071

September 29, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:  Ms. Donna Levy

Re:       BreitBurn Energy Partners L.P.
Form S-1 Registration Statement
Registration No. 333-134049

Dear Ms. Levy:

We represent to the Securities and Exchange Commission (“the Commission”) that should the Commission or the staff, acting pursuant to its delegated authority, declare the filing of the above captioned registration statement (the “Registration Statement”) effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that the action of the Commission or the staff acting pursuant to its delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

BREITBURN ENERGY PARTNERS L.P.

By:	BreitBurn GP, LLC,
its General Partner

By:	/s/ Halbert S. Washburn
Halbert S. Washburn
Co-Chief Executive Officer
and Director